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[AEGON LOGO]                                                    [ICA LOGO]

                                     001053
                                                                   Exhibit 99.1

                                                            PRESS RELEASE

ICA AHOLD AND AEGON TO AGREE ON JOINT VENTURE

ICA Ahold and AEGON The Netherlands expect to conclude negotiations on a 50/50 joint venture in the ICA Ahold subsidiary ICA Banken (based in Solna, Sweden), for the provision of financial services through ICA Ahold's retail network outlets initially in Sweden.

AEGON intends to acquire a 50% stake in ICA Banken, a subsidiary of ICA Ahold, launched last year, which offers financial services to ICA Ahold customers in Sweden. AEGON and ICA Ahold, the leading food retail group in Scandinavia, and a 50% subsidiary of Koninklijke Ahold NV, plan to accelerate the development of ICA Banken and expand the range of products and services provided.

ICA Ahold successfully entered the financial services market in Sweden over the past decade, offering a limited number of saving and credit products to its one million financial services customers. AEGON will contribute its global financial services expertise, including the experience gained in its AH-Geldzaken joint venture with Albert Heijn, an Ahold subsidiary in The Netherlands. AH-Geldzaken has attracted more than 260,000 customers for its saving product since March 2001.

This joint venture will be subject to the regulatory approvals of the relevant authorities.

Johan van der Werf, member of the Executive Board of AEGON N.V., comments on this planned joint venture: "For AEGON it is worthwhile entering a promising region by teaming up with a reliable and reputable partner with a strong brand and strong presence in its markets. Together with ICA Ahold, AEGON aims to build a profitable financial services provider that in the end may serve the whole Nordic region with both banking and insurance services. AEGON can contribute its successful direct marketing expertise from across the world."

Kenneth Bengtsson, President and CEO of ICA Ahold AB, says: "Together with AEGON we can strengthen ICA Banken's high quality customer offerings even further. By forming this joint venture we combine ICA's strong brand and market knowledge, with AEGON's extensive competence within asset management, financial risk management and development of financial products. For the customer, the new ownership structure will result in even more reliable and extensive financial services, as well as a faster introduction of new financial services."

More information will be provided when the negotiations have been concluded.

About AEGON

AEGON N.V. is the holding company of one of the world's largest listed life insurance groups, ranked by market capitalization and assets. The Group was founded in 1983, with roots in the Netherlands extending back over 150 years. The AEGON Group is dedicated to creating better futures for all its stakeholders, operating through locally managed units in four major markets: the United States, Canada, the Netherlands and the United Kingdom. The Group is also present in a number of other countries, among which Hungary, Spain, Germany, Taiwan and China, and has a representative office in India. The Group employs over 25,000 people worldwide and has its headquarters in The Hague, the Netherlands. Over 80% of AEGON's business comprises life insurance, pensions and related savings and investment products. The Group is also active in accident and health insurance, general insurance, and limited banking activities. AEGON recognizes that a modern company's license to operate is defined both by its ability to create value for shareholders and policyholders and its respect for wider corporate, social and environmental responsibilities.

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About ICA Ahold

The ICA Group (ICA Ahold AB) is the leading retailing group in the Nordic region with 3,100 stores in Scandinavia and the Baltic countries. In addition, ICA Ahold and Statoil jointly own and operate 1,500 Statoil service stations across Scandinavia. ICA Ahold is owned by ICA Forbundet Invest AB (30%), Canica AS of Norway (20%) and Koninklijke Ahold N.V. of the Netherlands (50%). Through Koninklijke Ahold, the ICA Group is part of a worldwide retailing network.

Safe harbor

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.
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The Hague, 7 November 2002

Inquiries
AEGON N.V.
Group Communications                                  Investor Relations
+31 70 344 83 44                                        +31 70 344 83 05

For further information about AEGON N.V visit the website www.aegon.com For
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further information about ICA Ahold AB visit the website www.ica.se
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